NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 16, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 05, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Kaleyra, Inc. and TC Delaware Technologies Inc., a wholly owned subsidiary of Tata Communications Limited became effective before market open on October 05, 2023. Each share of Kaleyra, Inc.'s Common Stock was exchanged for USD 7.25 in cash and each Kalyera, Inc. whole Warrant, exercisable for one share of Common Stock at an exercise price of $40.25 per share, will be converted into the right to receive (without interest) an amount in cash equal to the product of (i) the total number of shares of Company Common Stock underlying such Company Warrant multiplied by (ii) the excess, if any of (A) the Per Share Price over (B) the Exercise Price, as reduced in the Warrant Amendment. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 05, 2023.